2:54 PM
04/30/23
Accrual Basis

Whats for Dinner technologies
Balance Sheet Prev Year Comparison
As of December 31, 2022

	Dec 31, 22	Dec 31, 21	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
Members First -Checking	264.19	287.38	-23.19	-8.07%
Menbers First Savings	5.00	5.00	0.00	0.0%
PNC Checking	0.00	1,200.00	-1,200.00	-100.0%
Wells Fargo Checking	4,402.67	133.50	4,269.17	3,197.88%
Total Checking/Savings	4,671.86	1,625.88	3,045.98	187.34%
Total Current Assets	4,671.86	1,625.88	3,045.98	187.34%
Fixed Assets				
Accumulated Amortization	-6,839.95	0.00	-6,839.95	-100.0%
Total Fixed Assets	-6,839.95	0.00	-6,839.95	-100.0%
Other Assets				
Loan Costs	3,877.25	0.00	3,877.25	100.0%
R&D Costs	52,104.00	0.00	52,104.00	100.0%
Total Other Assets	55,981.25	0.00	55,981.25	100.0%
TOTAL ASSETS	**53,813.16**	**1,625.88**	**52,187.28**	**3,209.79%**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable	17,368.16	6,459.50	10,908.66	168.88%
Total Accounts Payable	17,368.16	6,459.50	10,908.66	168.88%
Credit Cards				
American Express	0.00	-2,499.00	2,499.00	100.0%
Total Credit Cards	0.00	-2,499.00	2,499.00	100.0%
Other Current Liabilities				
Accrued Interest Payable	3,216.44	0.00	3,216.44	100.0%
Payroll Liabilities	0.00	386.98	-386.98	-100.0%
Total Other Current Liabilities	3,216.44	386.98	2,829.46	731.16%
Total Current Liabilities	20,584.60	4,347.48	16,237.12	373.48%
Long Term Liabilities				
Convertible Note	20,000.00	20,000.00	0.00	0.0%
Convertible Note 1	55,250.00	0.00	55,250.00	100.0%
Convertible Note 2	4,400.00	0.00	4,400.00	100.0%
SAFE	30,000.00	30,000.00	0.00	0.0%
Total Long Term Liabilities	109,650.00	50,000.00	59,650.00	119.3%
Total Liabilities	130,234.60	54,347.48	75,887.12	139.63%
Equity				
Capital Contribution	66,348.58	-42,514.44	108,863.02	256.06%
Members Draw	-6,450.00	3,400.00	-9,850.00	-289.71%
Members Equity	-54,833.64	358,437.69	-413,271.33	-115.3%
Opening Balance Equity	0.00	5.00	-5.00	-100.0%
Retained Earnings	0.00	-246,893.67	246,893.67	100.0%

Whats for Dinner technologies
Balance Sheet Prev Year Comparison
As of December 31, 2022

	Dec 31, 22	Dec 31, 21	$ Change	% Change
Net Income	-81,486.38	-125,156.18	43,669.80	34.89%
Total Equity	-76,421.44	-52,721.60	-23,699.84	-44.95%
TOTAL LIABILITIES & EQUITY	**53,813.16**	**1,625.88**	**52,187.28**	**3,209.79%**